Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 13, 2020

Re:	Jet Token Inc.

Offering Statement on Form 1-A

File No. 024-11103

Dear Ms. Ransom:

On behalf of Jet Token Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Tuesday, February 18, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ George Murnane

George Murnane

Chief Executive Officer and President

Jet Token Inc.

Cc:	Scott Anderegg

Securities And Exchange Commission